UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

Form 8-K

_____________

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported) June 20, 2016

_____________

SIERRA BANCORP

(Exact name of registrant as specified in its charter)

_____________

California	000-33063	33-0937517
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

86 North Main Street, Porterville, CA 93257

(559) 782-4900
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

____________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events

On June 20, 2016 the shareholders of Coast Bancorp (“Coast”) approved of its merger with and into Sierra Bancorp (the “Company”) pursuant to that certain Agreement and Plan of Reorganization and Merger dated January 4, 2016 by and between the Company and Coast Bancorp. The merger is expected to close on July 8, 2016.

In addition, on June 21, 2016 the Company issued a press release announcing the Coast shareholder approval. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The information set forth under the caption "Additional Information about the Proposed Transaction and Where to Find It" in the press release furnished as Exhibit 99.1 is incorporated by reference in this Item 8.01.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press release issued by Sierra Bancorp dated June 21, 2016

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 21, 2016	SIERRA BANCORP

	By:	/s/ Kenneth R. Taylor
	Name:	Kenneth R. Taylor
	Title:	Executive Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Sierra Bancorp dated June 21, 2016

4